VIA EDGAR

July 7, 2025

United States Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rapport Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed July 1, 2025

File No. 333-288444

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rapport Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 9, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Stephanie A. Richards at (617) 570-1927. If you have any questions regarding this request, please contact Stephanie A. Richards of Goodwin Procter LLP at (617) 570-1927.

Sincerely,

RAPPORT THERAPEUTICS, INC.

/s/ Abraham N. Ceesay
Abraham N. Ceesay
Chief Executive Officer

cc:	Troy Ignelzi, Rapport Therapeutics, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Stephanie A. Richards, Goodwin Procter LLP